Exhibit 99.1

YM BIOSCIENCES TO PRESENT POSTER ON CYT387 AT THE EUROPEAN
SCHOOL OF HAEMATOLOGY INTERNATIONAL CONFERENCE

MISSISSAUGA, Canada - October 1, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today announced it will present preclinical results for its CYT387 JAK1/JAK2 inhibitor program demonstrating that CYT387 possesses an excellent enzymatic potency and selectivity profile which may provide significant clinical advantages. CYT387 is currently being investigated in a Phase I/II clinical study at Mayo Clinic in patients with myelofibrosis. The results will be presented in a poster session at the European School of Haematology International (ESH) International Conference on Myeloproliferative Neoplasms in Albufeira, Portugal held from September 30-October 2, 2010.

“The ESH International Conference showcases leading research in the area of hematology and our participation among other highly-regarded hematological programs highlights the significance of our CYT387 program, which compares very favorably with other JAK inhibitors” said Dr. Nick Glover, President and COO of YM BioSciences. “The encouraging progress our JAK1/JAK2 inhibitor, CYT387, has been showing in the clinic is further reinforced by these data demonstrating that our product may have competitive advantages over other JAK inhibitors currently in development. We look forward to the American Society of Hematology (ASH) meeting in Orlando, Florida, in early December 2010, where detailed preliminary clinical data for CYT387 are expected to be presented.”

The ESH poster will be presented at 5.30pm on Saturday, 2nd October. An online version of the poster will be available on the YM BioSciences website at www.ymbiosciences.com.

About YM BioSciences

YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis with detailed initial safety and activity data expected at the American Society of Hematology (ASH) meeting in December 2010. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with a potential best-in-class side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is a uniquely orally-available agent with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com